UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 10.0% increase in September 2014

passenger traffic

Monterrey, Mexico, October 6, 2014—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 10.0% in September 2014, as compared to September 2013. Domestic traffic increased 9.6%, and international traffic increased 13.1%.

Of total September traffic, 97.9% was commercial aviation and 2.1% was general aviation.

Domestic traffic increased in ten airports in September. The most noteworthy increases were in Monterrey (+16.4%; +70,782 passengers) and San Luis Potosí (+77.1%; +9,861). Monterrey traffic increased principally on the Mexico City and Cancún routes. San Luis Potosí traffic increased on the Mexico City, Monterrey, and Cancún routes. Traffic decreased most in Acapulco (-27.5%; -13,999 passengers) and Zihuatanejo (-23.9%; -5,409) principally as a result of the “air bridge” operation in September 2013 to evacuate tourists affected by Hurricane Manuel. Excluding the air bridge traffic in the prior year period, total traffic would have increased 13.2%.

Thirteen domestic routes started operating in September. Volaris opened the Monterrey – Puebla, Monterrey – Hermosillo, Monterrey – Querétaro, Monterrey – Tampico, Monterrey – Villahermosa, Tampico – Mexico City, and Tampico – Monterrey routes. Interjet opened the Ciudad Juárez – Monterrey, Monterrey – Bajío, Monterrey – Ciudad Juárez, Monterrey – Veracruz, and Monterrey – Villahermosa routes. VivaAerobus opened the Ciudad Juárez – Mexico City route.

International traffic increased in twelve airports in September. Traffic increased most significantly in Monterrey (+12.4%; +9,436 passengers), as a result of increased traffic on the Chicago, Atlanta, and Houston routes.

In September, Aeroméxico started flying the Monterrey – Tokyo route.

The number of flight operations (takeoffs and landings) in September increased 7.3% as compared to the same month of last year. The number of domestic operations increased 7.3% and international operations increased 7.8%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 6, 2014